FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: October   , 2003

Commission File Number   0-27322

Mountain Province Diamonds Inc.
(Translation of registrant's name into English)

        Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Empire Towers I
3633 E. Inland Empire Blvd., Suite 465
Ontario, CA 91764
Phone: (909) 466-1411
Fax: (909) 466-1409
http://www.mountainprovince.com
e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

October 14, 2003   **OTCBB: MPVI**
                                                                                  TSX: MPV

MOUNTAIN PROVINCE DIAMONDS REPORTS
MICRO-DIAMOND RESULTS FOR THE
KELVIN – FARADAY 2003 EXPLORATION PROGRAM

EXCELLENT RESULTS OBTAINED

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the micro-diamond recovery from the kimberlite recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area has been completed. Overall, the results for the kimberlite bodies in the Kelvin and Faraday lakes are excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. The 2004 winter exploration program is planned to start in February-March. The Kelvin and Faraday kimberlite bodies are located in the joint-venture's AK leased claims situated in the Northwest Territories of Canada. The former is approximately 9 km northeast and the latter is 12 km northeast of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. The program was completed in March 2003 and the results were reported in news releases on March 11 and March 20, 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body.

Specifically, a hole drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin-1a) intersected a total of 25 m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin-1b). A hole drilled 120 m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 (a 2.3 thick kimberlite dyke approximately 300 m south of Kelvin) intersected a true width of 7.4 m of kimberlite (called Kelvin-2). A hole drilled 70 m south of Hobbes-1 intersected two kimberlite intersections of 2.4 m and 3.0 m (true width), respectively (called Hobbes-2).

In Faraday Lake, a hole drilled 100 m southwest of the Faraday body (called Faraday-1a) intersected 5.6 m of kimberlite (true width) (called Faraday–1b). A second hole was drilled approximately 520 m southwest of the Faraday body and intersected a true width of 21.5 m of kimberlite (called Faraday-2).

The locations of the kimberlite intersections in the Kelvin-Faraday area are summarized in the following table:

Kimberlite Intersections	Location
Kelvin-1a	Kelvin body – 9km NE of Kennady
Kelvin-1b	50m West of Kelvin-1a drill hole
Kelvin-2	120m South of Kelvin body
Hobbes-1	300m South of Kelvin body
Hobbes-2	70m South of Hobbes-1
Faraday-1a	Faraday body-12km NE of Kennady
Faraday-1b	100m SW of Faraday-1a
Faraday-2	520m SW of Faraday-1a

De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. Lakefield sent the results to De Beers, who then passed them on to the Company. The micro-diamonds recovered per square sieve size are shown in the second table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). De Beers themselves use slightly different square mesh sieves sizes in their micro-diamond recovery facility in Kimberley, South Africa. Hence, the results reported previously (on December 18, 2002) are not directly comparable with those reported now. The previously reported results for the Kelvin body (Kelvin-1a) and the Faraday body (Faraday-1a) are shown again in the third table, as are representative micro-diamond results for the 5034 and Hearne diamond pipes, for comparison purposes.

Square Mesh Size (mm)	Faraday –1b 33 kg Number of diamonds	Faraday –2 65 kg Number of diamonds	Kelvin-1b 65 kg Number of diamonds	Kelvin-2 16 kg Number of diamonds	Hobbes-2 16 kg Number of diamonds
2.36	0	1	0	0	0
1.70	0	2	0	0	0
1.18	1	2	2	0	0
0.85	0	6	4	0	0
0.60	1	7	6	0	0
0.425	0	17	14	3	1
0.300	3	21	24	4	2
0.212	11	41	40	4	4
0.150	8	47	60	4	2
0.100	2	50	53	19	4

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve size (De Beers), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very

encouraging. This is especially so considering that even for the 5034 and Hearne pipes the micro-diamond counts for 20 kg samples varied significantly.

Square Mesh Size (mm)	Kelvin-1a 184 kg Number of diamonds	Faraday-1a 40 kg Number of diamonds	Hearne 128 kg Number of diamonds	5034 160 kg Number of diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	173	24	143	218

The 2004 Winter-Spring exploration program is currently planned to start with ground geophysics in February-March 2004. Several target areas for the ground geophysics surveys have already been identified, based on the 2003 exploration results. In addition, several drill targets have been identified based on the 2003 ground gravity surveys. Some of these drill targets are in Faraday Lake and have gravity profiles very similar to the kimberlite bodies already discovered in the Kelvin-Faraday lakes. These targets plus any additional ones defined by the upcoming ground geophysics will be drilled starting in March.

Separately at the Company's annual meeting on September 16, all directors were re-elected. At the board meeting that day, Elizabeth Kirkwood, Chairman of the Company, was also appointed secretary and CFO.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production. Carl G. Verley, P. Geol., a director, is the qualified person for the Company.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764, (909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com **E-mail:** MtnProvInvRel@worldnet.att.net

ONTARIO
BRITISH COLUMBIA
ALBERTA

FORM 53-901F (FORM 27)

MATERIAL CHANGE REPORT

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

Mountain Province Diamonds Inc.
525 Seymour Street, Suite 212
Vancouver, B.C. V6C 1H2

Item 2. **Date of Material Change**

October 14, 2003

Item 3. **Press Release**

State the date and place(s) of issuance of the press release.

The Press Release dated October 14, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and Canada Corporate News (CCN Matthews) and Business Wire.

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company that it had been informed by its joint-venture partner, De Beers Canada Exploration Inc. that the micro-diamond recovery from the kimberlite recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area had been completed and provided the results thereof.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7. The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets,

liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form. The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jan W. Vandersande
President
Tel: 1-909-466-1411

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 16th day of October, 2003.

MOUNTAIN PROVINCE DIAMONDS INC.

Per:
"Elizabeth J. Kirkwood"
Elizabeth J. Kirkwood
Chairman of the Board and
Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



Empire Towers I
3633 E. Inland Empire Blvd., Suite 465
Ontario, CA 91764
Phone: (909) 466-1411
Fax: (909) 466-1409
http://www.mountainprovince.com
e-mail: mtnprovinvrel@worldnet.att.net

SCHEDULE "A"
NEWS RELEASE

October 14, 2003   **OTCBB: MPVI**
                                                         TSX: MPV

MOUNTAIN PROVINCE DIAMONDS REPORTS
MICRO-DIAMOND RESULTS FOR THE
KELVIN – FARADAY 2003 EXPLORATION PROGRAM

EXCELLENT RESULTS OBTAINED

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the micro-diamond recovery from the kimberlite recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area has been completed. Overall, the results for the kimberlite bodies in the Kelvin and Faraday lakes are excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. The 2004 winter exploration program is planned to start in February-March. The Kelvin and Faraday kimberlite bodies are located in the joint-venture's AK leased claims situated in the Northwest Territories of Canada. The former is approximately 9 km northeast and the latter is 12 km northeast of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. The program was completed in March 2003 and the results were reported in news releases on March 11 and March 20, 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body.

Specifically, a hole drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin-1a) intersected a total of 25 m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin-1b). A hole drilled 120 m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 (a 2.3 thick kimberlite dyke approximately 300 m south of Kelvin) intersected a true width of 7.4 m of kimberlite (called Kelvin-2). A hole drilled 70 m south of Hobbes-1 intersected two kimberlite intersections of 2.4 m and 3.0 m (true width), respectively (called Hobbes-2).

In Faraday Lake, a hole drilled 100 m southwest of the Faraday body (called Faraday-1a) intersected 5.6 m of kimberlite (true width) (called Faraday–1b). A second hole was drilled approximately 520 m southwest of the Faraday body and intersected a true width of 21.5 m of kimberlite (called Faraday-2).

The locations of the kimberlite intersections in the Kelvin-Faraday area are summarized in the following table:

Kimberlite Intersections	Location
Kelvin-1a	Kelvin body – 9km NE of Kennady
Kelvin-1b	50m West of Kelvin-1a drill hole
Kelvin-2	120m South of Kelvin body
Hobbes-1	300m South of Kelvin body
Hobbes-2	70m South of Hobbes-1
Faraday-1a	Faraday body-12km NE of Kennady
Faraday-1b	100m SW of Faraday-1a
Faraday-2	520m SW of Faraday-1a

De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. Lakefield sent the results to De Beers, who then passed them on to the Company. The micro-diamonds recovered per square sieve size are shown in the second table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). De Beers themselves use slightly different square mesh sieves sizes in their micro-diamond recovery facility in Kimberley, South Africa. Hence, the results reported previously (on December 18, 2002) are not directly comparable with those reported now. The previously reported results for the Kelvin body (Kelvin-1a) and the Faraday body (Faraday-1a) are shown again in the third table, as are representative micro-diamond results for the 5034 and Hearne diamond pipes, for comparison purposes.

Square Mesh Size (mm)	Faraday –1b 33 kg Number of diamonds	Faraday –2 65 kg Number of diamonds	Kelvin-1b 65 kg Number of diamonds	Kelvin-2 16 kg Number of diamonds	Hobbes-2 16 kg Number of diamonds
2.36	0	1	0	0	0
1.70	0	2	0	0	0
1.18	1	2	2	0	0
0.85	0	6	4	0	0
0.60	1	7	6	0	0
0.425	0	17	14	3	1
0.300	3	21	24	4	2
0.212	11	41	40	4	4
0.150	8	47	60	4	2
0.100	2	50	53	19	4

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve size (De Beers), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very encouraging. This is especially so considering that even for the 5034 and Hearne pipes the micro-diamond counts for 20 kg samples varied significantly.

Square Mesh Size (mm)	Kelvin-1a 184 kg Number of diamonds	Faraday-1a 40 kg Number of diamonds	Hearne 128 kg Number of diamonds	5034 160 kg Number of diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	173	24	143	218

The 2004 Winter-Spring exploration program is currently planned to start with ground geophysics in February-March 2004. Several target areas for the ground geophysics surveys have already been identified, based on the 2003 exploration results. In addition, several drill targets have been identified based on the 2003 ground gravity surveys. Some of these drill targets are in Faraday Lake and have gravity profiles very similar to the kimberlite bodies already discovered in the Kelvin-Faraday lakes. These targets plus any additional ones defined by the upcoming ground geophysics will be drilled starting in March.

Separately at the Company's annual meeting on September 16, all directors were re-elected. At the board meeting that day, Elizabeth Kirkwood, Chairman of the Company, was also appointed secretary and CFO.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production. Carl G. Verley, P. Geol., a director, is the qualified person for the Company.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764, (909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com **E-mail:** MtnProvInvRel@worldnet.att.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date   October 23, 2003   By: /S/
                                                         (Print) Name: Elizabeth Kirkwood
                                                         Title: Chairman and Director